     800
   TRAVEL
SYSTEMS, INC.

                                November 19, 2001

VIA EDGAR AND FACSIMILE 202-942-9527
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn.:  James C. Lopez, Mail Stop 0305
        Michael D. V. Coco Mail Stop 0305
        Re: 800 Travel Systems, Inc. Registration Statement on Form S-3 (Registration No. 333-59216)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933 (the "Securities Act"), 800 Travel Systems, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 (Registration No. 333-59216), originally filed on April 19, 2001, together with pre-effective amendments dated June 15, 2001 and September 17, 2001, respectively, and with all exhibits thereto (the "Registration Statement"). The Registration Statement was not declared effective. No shares of Common Stock were offered or sold pursuant to the Registration Statement. The Company has determined not to proceed with the offering contemplated by the Registration Statement based upon a determination by the Company that it would not be in its best interests to proceed with the offering at this time.

         In accordance with the above referenced Rule, it is the Company's understanding that this application will be deemed granted at the time of filing unless it is notified to the contrary by the Commission within fifteen calendar days after the filing. Please direct any questions regarding this request to my attention at (813) 908-0803.

                                   Very truly yours,

                                   800 TRAVEL SYSTEMS, INC.

                                   /s/ Robert B. Morgan
                                   -----------------------------------
                                   President and Chief Executive Officer


C: Michael Coco

               4802 Gunn Highway, Suite 140 - Tampa, Florida 33624
Phone:  813-908-0404         Fax:  813-908-0080         www.800TravelSystems.com